April 4, 2011

VIA FEDEX AND EDGAR

Frank Wyman, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SCOLR Pharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Dear Mr. Wyman:

This letter is further to our earlier correspondence concerning the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 8, 2010 relating to the above-referenced periodic reports (the “Comment Letter”) filed by SCOLR Pharma, Inc. (the “Company”).

As you know, representatives of the Company have discussed with the Staff an accounting error identified by the Company in connection with its review of matters related to Emerging Issues Task Force Issue 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5), codified as ASC 815-40-15. The Company adopted EITF 07-5 on January 1, 2009, but did not properly assess the impact of an anti-dilution provision contained in an outstanding stock purchase warrant issued by the Company in 2002. Following review of the error, the Company determined to restate its financial statements for the first three quarterly periods of 2010. Based on the Company’s qualitative and quantitative analysis, the effect of the error was considered to be immaterial to reported results of operations as well as the Company’s financial position as of and for the annual period ended December 31, 2009 and for each of the three quarters reported in 2009.

We confirm that on March 29, 2011 the Company filed a Current Report on Form 8-K identifying the error described above and indicating that the Company’s financial statements for the first three quarterly periods of 2010 should not be relied upon. Also on March 29, 2011 the Company restated its financial statements for the first three quarterly periods of 2010 through the filing of its Annual Report on Form 10-K for the annual period ended December 31, 2010 (the “2010 Annual Report”). The financial and other information included in the 2010 Annual Report also reflects the correction of the immaterial error as of December 31, 2009 and for the period then ended.

* * * * * * *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (425-368-1052) or Peter B. Cancelmo (206-816-1332) of Garvey Schubert Barer if you wish to discuss the matters set forth herein.

Sincerely,

/s/ Richard M. Levy
Richard M. Levy

Chief Financial Officer

Cc: Peter B. Cancelmo